

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2018

Andrew Layman
Chief Financial Officer
Infrastructure & Energy Alternatives, Inc.
2647 Waterfront Parkway East Drive
Suite 100
Indianapolis, Indiana

> **Re: Infrastructure & Energy Alternatives, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2018**
> **File No. 333-224337**

Dear Mr. Layman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 18, 2018

General

1.   We note that you are registering, as part of your primary offering, 750,000 shares of common stock that may be issued upon the exercise of the Backstop Warrants. We also note that you are registering for resale the Backstop Warrants and the underlying shares of common stock. It is not clear why you are seeking to register the resale of the shares issuable upon the exercise of the Backstop Warrants. Please clarify. Also, please provide the disclosure required by Item 201 of Regulation S-K for the Backstop Warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction